Exhibit (g)(3)

OUTBOUND AUTOMATED BLAST

Hi - this is Stefan Spicer, Founder, Chairman and CEO of Central GoldTrust. To bypass this message, press “1” anytime to speak directly with a GoldTrust representative.

I’m calling you as a unitholder of GoldTrust. No doubt, by now you know that Sprott has launched a hostile bid to acquire your units and gain control of your gold bullion.

Firstly, I regret the inconveniences this self-serving Sprott offer has caused you, including being subjected to their never-ending smear campaign. By making inaccurate and disparaging statements about GoldTrust, its Trustees and its administrator, Sprott is clearly trying to deflect your attention away from their inadequate offer, which appears solely motivated by their desire to capture your assets to offset the significant physical redemptions they have incurred and continue to face and to generate higher management fees for themselves.

Sprott Physical Gold Trust has experienced redemptions of over $460 million, or over 24% of its outstanding units, within the past two years, and the sole purpose of their offer is to increase Sprott’s plummeting fee revenue.

Sprott knows their offer won’t stand on its own merits – which is why they’re now paying brokers to convince their clients to tender. Please be wary of any broker who advises you to tender to the Sprott offer, they may simply be looking to make a quick buck at your expense. Do not be talked into tendering!

I also wanted to remind you why the Board of GoldTrust and a special committee of independent Trustees strongly recommend that you reject the Sprott Offer and not tender your units. Sprott is offering no material premium for your units, yet they would charge you significantly higher fees, take away most of your voting and governance rights, expose many U.S. Unitholders to increased tax risks and offer less bullion security and safeguards! In fact, the only beneficiary of the Sprott Offer is Sprott themselves, as it would enable them to collect an additional $3 million in annual management fees at their much higher management fee rates from unitholders like you.

Your choice is clear – retain your sound GoldTrust Units, DO NOTHING and reject the unsound Sprott offer. You will continue to benefit from GoldTrust’s much lower expense ratio, superior bullion security and safeguards, tax-efficient structure and best-in-class governance – features that continue to make GoldTrust the clear choice for long-term gold bullion investors.

Your Trustees are concerned about the recent discounts to Net Asset Value at which your units have traded during the current bear market for gold. The Trustees approved a significantly enhanced cash redemption feature at 95% of Net Asset Value to address these discounts, a feature that would be available to and would benefit ALL unitholders. Unfortunately, Sprott obtained a court order to prevent the implementation of this feature while the Sprott offer remains outstanding. The Trustees strongly believe you should not be denied the benefits of this enhanced redemption feature, and have publicly confirmed their intention to take the appropriate steps to implement this enhanced redemption feature as soon as the Sprott offer is defeated.

I encourage you to carefully read the Trustees’ Circular and all amendments and supplements to it. You will find these documents for free on our website at www.gold-trust.com or www.goldtrust.ca. These documents contain important information about the Sprott offer. If you have any questions about the Sprott offer or require assistance withdrawing your tender instructions, contact D.F. King at 1-800-251-7519 or press “1” now to speak directly with an associate.

If you require my assistance at any time, please send an email to info@gold-trust.com or call 905-304-4653.

Again, your Trustees recommend that Unitholders REJECT the Sprott offer, TAKE NO ACTION, DO NOT TENDER your units to the Sprott Offer and WITHDRAW your units if already tendered.

Thank you for your consideration of these concerns, and for your loyalty as a Central GoldTrust Unitholder.

Additional Information and Where to Find It

The recommendation of the Board of Trustees of Central GoldTrust with respect to the exchange offer made by Sprott Asset Management Gold Bid LP described in this Call Guide is contained in the Trustees’ Circular issued by Central GoldTrust, which has been filed with Canadian securities regulatory authorities, and a solicitation/recommendation statement (which contains the Trustees’ Circular), which has been filed with the Securities and Exchange Commission ("SEC"). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by Central GoldTrust with Canadian securities regulatory authorities may be obtained without charge at http://www.sedar.com and at the investor relations section of the Central GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by Central GoldTrust may be obtained without charge at the SEC's website at http://www.sec.gov and at the investor relations section of the Central GoldTrust website at http://www.gold-trust.com/news.htm.